UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 16, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 January 2024 entitled ‘Vodafone and Microsoft Partnership’.

16 January 2024

Vodafone and Microsoft sign 10-year strategic partnership to bring generative AI, digital services and the cloud to more than 300 million businesses and consumers

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Vodafone and Microsoft to transform the customer experience using Microsoft's generative AI.

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Vodafone to scale its new standalone IoT business with Microsoft.

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Partnership will expand M-Pesa to improve financial inclusion across Africa.

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Vodafone to grow enterprise business with new Microsoft services for small and medium-sized businesses (SMEs).

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Vodafone to accelerate digital transformation and operational efficiencies in virtual data centre migration to Microsoft Azure.

LONDON and REDMOND, Wash. - Jan. 16, 2024 - Vodafone and Microsoft Corp. on Tuesday announced a new, far-reaching 10-year strategic partnership that leverages their respective strengths in offering scaled digital platforms to more than 300 million businesses, public sector organisations, and consumers across Europe and Africa.

Through the partnership, the companies will collaborate to transform Vodafone's customer experience using Microsoft's generative AI, hyperscale Vodafone's leading managed IoT connectivity platform, develop new digital and financial services for businesses, particularly SMEs across Europe and Africa, and overhaul its global data centre cloud strategy.

Vodafone will invest $1.5 billion over the next 10 years in cloud and customer-focused AI services developed in conjunction with Microsoft. Additionally, Microsoft will use Vodafone's fixed and mobile connectivity services.

Microsoft also intends to invest in Vodafone's managed IoT connectivity platform, which will become a separate, standalone business by April 2024. The new company will attract new partners and customers, driving growth in applications and expanding the platform to connect more devices, vehicles, and machines.

The digital services generated by the new partnership will use the latest generative AI technology to provide a highly personalised and differentiated customer experience across multiple channels. They will be built on unbiased and ethical privacy and security policies under Vodafone's established framework for responsible AI.

Margherita Della Valle, Vodafone Group chief executive, said: "Today, Vodafone has made a bold commitment to the digital future of Europe and Africa. This unique strategic partnership with Microsoft will accelerate the digital transformation of our business customers, particularly small and medium-sized companies, and step up the quality of customer experience for consumers."

"This new generation of AI will unlock massive new opportunities for every organisation and every industry around the world," said Satya Nadella, chairman and CEO, Microsoft. "We are delighted that together with Vodafone we will apply the latest cloud and AI technology to enhance the customer experience of hundreds of millions of people and businesses across Africa and Europe, build new products and services, and accelerate the company's transition to the cloud."

The companies have identified five key areas of collaboration:

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Generative AI: To increase customer satisfaction, the companies will apply the power of Microsoft Azure OpenAI to deliver frictionless, real-time, proactive, and hyper-personalised experiences across all Vodafone customer touchpoints, including its digital assistant TOBi (available in 13 countries). Vodafone employees will also be able to leverage the AI capabilities of Microsoft Copilot to transform working practices, boost productivity and improve digital efficiency.

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Scaling IoT: Microsoft intends to invest in Vodafone's new, standalone global Internet of Things (IoT)-managed connectivity platform, which connects 175 million devices and platforms worldwide. Vodafone also plans to become part of the Azure ecosystem making the IoT platform available to a vast developer and third-party community using open APIs.

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Africa digital acceleration: Microsoft intends to help further scale M-Pesa, already the largest financial technology platform in Africa, by housing it on Azure and enabling the launch of new cloud-native applications. The companies are also launching a purpose-led program that seeks to enrich the lives of 100 million consumers and 1 million SMEs across the African continent. The goal is to enhance digital literacy, skilling and youth outreach programs, as well as offer digital services to the underserved SME market. The partnership aims to boost financial services innovation, building a community of certified developers.

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Enterprise growth: Vodafone will extend its commitment to distributing Microsoft services, including Microsoft Azure, security solutions and modern work offerings such as Microsoft Teams Phone Mobile, as part of its strategy to become Europe's leading platform for business. This enables business customers to deploy Microsoft's cloud-based services at pace with low adoption and running costs, as well as support the estimated 24 million SMEs across Europe through the provision of a managed platform that grows with their business.

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Cloud transformation: Vodafone will accelerate its cloud transformation by modernising its data centres on Microsoft Azure. This will improve its responsiveness to customers, while simplifying and reducing the operational costs of its IT estate. As a result, Vodafone will be able to replace multiple physical data centres with virtual ones across Europe, simplifying and reducing the operational costs of its IT estate, as well as reducing energy requirements and helping deliver against its sustainable business strategy.

About Vodafone
For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone .

About Microsoft
Microsoft (Nasdaq "MSFT" @microsoft) enables digital transformation for the era of an intelligent cloud and an intelligent edge. Its mission is to empower every person and every organisation on the planet to achieve more.

For more information, press only:

Microsoft Media Relations, WE Communications for Microsoft,
(425) 638-7777,
rapidresponse@we-worldwide.com

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Note to editors: For more information, news and perspectives from Microsoft, please visit the Microsoft News Centre at http://news.microsoft.com. Web links, telephone numbers and titles were correct at time of publication but may have changed. For additional assistance, journalists and analysts may contact Microsoft's Rapid Response Team or other appropriate contacts listed at https://news.microsoft.com/microsoft-public-relations-contacts.

Forward-looking statements

The information in this announcement (the "Information") may constitute or include forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "estimate", "intend", "plan", "goal", "aim", "will", or other words of similar meaning. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Vodafone cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular, the development of the strategic partnership between Vodafone and Microsoft and its outcome or impact on Vodafone, its business, results of operations and financial condition may differ materially from what is suggested by the forward-looking statements contained in the Information. These expectations or any forward-looking statements could prove to be incorrect, and outcomes usually cannot be influenced by Vodafone. It should be kept in mind that actual events or consequences may differ materially from expectations.

Vodafone expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in Vodafone's expectations with regard thereto or any changes in events, conditions or circumstances on which any forward-looking statements are based. No representation or warranty is made that any of these forward-looking statements will come to pass or that any particular result will be achieved. Undue influence should not be given to, and no reliance should be placed on, any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: January 16, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary